

Mail Stop 4561

July 24, 2017

James A. Tholen
Chief Financial Officer
Broadsoft, Inc.
9737 Washingtonian Boulevard, Suite 350
Gaithersburg, MD 20878

**Re:     Broadsoft, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2016**
**Filed February 23, 2017**
**File No. 001-34777**

Dear Mr. Tholen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 51

1.     Tell us the amount of cash and cash equivalents that are held outside the United States. To the extent material, please revise to disclose such amounts and include a discussion of the potential tax impact should you repatriate such funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Non-GAAP Financial Measures

Non-GAAP net income and income per share, page 58

2.     We note your adjustment for non-cash tax provision. As your non-GAAP net income appears to be a performance measure, please tell us, and revise to clearly explain, how you calculated the tax effects of your non-GAAP net income adjustments and how you determined that such calculations are consistent with the guidance in Question 102.11 of

the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.  In this regard, your tax adjustments should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability.  We note similar presentations in your Form 10-Q for the quarterly period ended March 31, 2017 and Form 8-K furnished on May 1, 2017.

Notes to Consolidated Financial Statements

Note 9. Borrowings

2022 Convertible Senior Notes, page 85

3.      You disclose that if the 2022 Notes were convertible at December 31, 2016 and March 31, 2017, shares would have been distributed upon conversion because the conversion price was below your stock price.  Please disclose the amount by which the if-converted value of the Notes exceeded the principal amount.  Refer to ASC 470-20-50-5(c).

Note 13.  Segment and Geographic Information, page 90

4.      We note that sales to EMEA and Emerging Markets comprised approximately 43% of total revenues.  If revenues from external customers attributed to an individual country are material, please revise to disclose such revenues separately.  Refer to ASC 280-10-50-41(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services